Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: January 10, 2022

CNBC Fast Money Interview Transcript with Francis Davidson

Date: January 3, 2022

Melissa Lee: Let’s get more on travel with the fallout from Omicron. Francis Davidson is the co-founder and CEO of Sonder, which is trying to go public this month through a SPAC. Francis, great to have you with us. Your main competitor is: Airbnb, VRBO, hotels – all of the above?

Francis: The way I describe Sonder is we’re a hospitality disruptor and that means we offer a selection of beautifully designed hotels and apartments that you could stay in for a night, a week, as long as you’d like and all of the services are accessed through the Sonder mobile app. And so we run the properties ourselves using our homegrown technology, and that enables us to offer consistently and quality. And so really in a way, we’re partnering with some of the airbnbs and the vrbos, and the expedias and the booking.com, just like the hotel chains do.

Melissa Lee: What have you noticed in terms of booking trends with Omicron surging?

Francis: Well it is looking like- people want to travel. I think it’s the theme across the last 20 months. Especially when we have the capacity to offer stays that are contactless and safer and using the mobile app as a way to get into the room and access services and so on. We’ve had a strong performance versus the average hospitality company over the last 18 months as a result of our tech-forward nature and our capacity to tap into stays that are a little bit longer, and with digital nomads that have more flexibility of working from anywhere. From our perspective it is looking really good. And frankly, the cases rising from Omicron -as we’ve seen with Delta- which is a pretty scary wave, the vaccines have changed the game in terms of consumer behavior and people are eager to travel.

Dan Nathan: Francis, thanks for joining us. You mentioned you’re trying to go public through a SPAC, it’s going to close soon. How does being public kind of advance some of the goals that you just talked about -and I believe that you guys have put out some results over the last two quarters- and we’ve had Delta, we’ve had Omicron, so you guys, tell us a bit about the performance during these two variants and what you think for the balance of 2022 for your own business?

Francis: Well, listen, we’ve exceeded expectations and we’ve raised our forecast two times, Q3 results were up 155% on revenue versus 2020, so really, results we were excited to post, and that’s despite -as you mentioned- headwinds when it comes to some of the turns that the virus has taken. And so we feel really optimistic as a business and frankly this transition to the public markets is something that we’ve envisioned since the start. We want to build the business for generations to come, and we think that this is just the start and accessing the public market givers us the balance sheet to lean into the recovery despite the fact that there is near-term uncertainty -we’re not going to lie about that- but having a strong balance sheet enables us to play offense.

Melissa Lee: Francis, great to have you with us, thanks for joining us. Francis Davidson at Sonder.

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Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement was mailed to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II‘s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated October 27, 2021 (“Amendment No. 1”)) and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement transactions in connection with the business combination as described in the Registration Statement; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Omicron and other variants and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.